Exhibit 99.1

Glass House Farms Introduces New Line of Infused Pre-Rolls

The release, developed in collaboration with award-winning partner FIELD Extracts, includes four flavors of live resin- and diamond-infused joints

LONG BEACH, Calif. and TORONTO, Aug. 26, 2021 /CNW/ - Glass House Farms, one of the top-selling cannabis flower brands in California, today announced the launch of its first-ever line of live resin- and diamond-infused prerolls (IPR) to reach consumers looking for potent, fast-onset highs. Glass House Farms is the flagship flower label of Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S.

The Company’s new format contains five power-packed, flavor-forward half-gram pre-rolls, each infused with full-spectrum live resin and THCa diamonds extracted from hand-selected, fresh-frozen flower by the experts at partner FIELD Extracts to lift consumers “up, up, and away.” This initial offering includes four mouthwatering varieties: an energetic sativa-dominant-hybrid, Marine Layer; two relaxing indica-dominant offerings, Citrus Apricot and Papaya Tarts; and an evenly balanced hybrid, Ice Cream Cloud. Each high-potency pre-roll contains sustainably grown cannabis from the Santa Barbara Coast, tests at 35-40% THC, and uses no distillate, no added terpenes, nor any other “refined” or “shortcut” extraction techniques.

On social media and in person, Glass House has noted consumers’ growing enthusiasm for infused pre-rolls’ short-onset, “head-smacking” effects, and the Company has found that infused pre-rolls are one of the fastest-growing product segments in the cannabis industry.

“These joints are ‘to-the-moon’ level,” said Graham Farrar, President of Glass House Brands. “Their flavor and effects provide the kind of rich, unforgettable cannabis experience that we aim for in everything we do. The cannabis is sustainably grown, the extract is pure and un-messed-with, and the MSRP of $31 is just right. We’re super-proud to bring these to market, and we think people are going to have a blast with them.”

Glass House Farms Infused Pre-Rolls are currently available in licensed dispensaries across California. For more information and to find them at a retailer near you, visit www.glasshousefarms.org.

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Media Contact

Noah Bethke - MATTIO Communications

glasshouse@mattio.com

SOURCE Glass House Brands Inc.